Exhibit H

PRESS RELEASE

CMB’s view on Euronav’s strategy

2023-02-09—Antwerp, Belgium—Compagnie Maritime Belge NV (“CMB”) currently holds 25.00 % of the outstanding shares1 in Euronav NV (“Euronav”) and has asked the current Supervisory Board (“Current Board”) to organize a special General Meeting of shareholders (“SGM”) to vote on a new composition of the Supervisory Board of Euronav. This SGM is scheduled to take place on 23rd of March at 14h00 CET. CMB would like to inform other shareholders about the reasons why it is proposing to replace the Current Board at the upcoming SGM, and what CMB’s view is on Euronav’s strategy going forward.

Why is CMB proposing to replace the current Supervisory Board?

On 9 January 2023, Frontline plc (“Frontline”) announced it no longer pursues a combination between Frontline and Euronav and that it has terminated the combination agreement it entered into with Euronav in this respect.

Even after the termination, the Current Board continues to claim that a sale of Euronav to Frontline would be the best strategy for the company and has announced that it is actively trying to force Frontline to buy the company through litigation. The Current Board has commenced arbitration proceedings against Frontline in connection with the termination of the combination agreement, asserting that its decision to commence those proceedings is “in the corporate benefit of Euronav”. On 8 February, the emergency arbitration proceedings initiated by Euronav have been fully dismissed by the emergency arbitrator.

The actions and communications of the Current Board indicate that its members have become intrinsically linked to, and continue to support, a combination with Frontline. Now that the combination with Frontline has collapsed, CMB believes it is vital that the shareholders of Euronav engage in a renewed discussion on the composition of the Supervisory Board. Our view is that only new leadership will be able to get the company back on course after these tumultuous times, restore serenity around the debate on the future strategy and promote a constructive dialogue with all of its stakeholders, and properly assess the strategic alternatives available to Euronav, rather than clinging to the “bigger is better” approach taken by the Current Board.

To allow a comprehensive deliberation at the SGM, CMB is of the opinion that all of the current mandates of the Supervisory Board should be up for discussion. In this respect, CMB further points out that any shareholder owning at least 3% of the shares is free to add its own agenda items or proposed resolutions to the agenda of the SGM. On 24 January 2023, Famatown Finance Limited (“Famatown”) and Frontline announced that they held 24.99 % of the outstanding shares in Euronav¹. CMB is not aware of the intentions of Famatown and Frontline in relation to the SGM.

CMB believes that the proposed new board members are highly qualified to serve as directors, each of them with the requisite professional experience to help Euronav achieve its goals and add significant value for its shareholders. As a team, they are intimately familiar with shipping industry operations and trends.

[1]	Excluding the 18,241,181 treasury shares held by Euronav

What is CMB’s strategy for Euronav?

CMB believes that it is time for a new shareholder-aligned Supervisory Board to develop a strategy designed to continue Euronav as a stand-alone tanker-owning company in the shorter term while focusing on diversification and decarbonisation in the longer term.

CMB believes that Euronav should in a first instance be run as a top-class tanker company, focussing on riding the tanker cycle, paying dividends, buying back shares, rejuvenating its fleet and using its balance sheet to take advantage of business opportunities. CMB further believes that Euronav should remain a stand-alone company and does not need to merge with another tanker company to create added value for its shareholders. However, although CMB is currently one of the two largest shareholders, it only holds 25.00% of the outstanding shares. Other shareholders may have a different view on Euronav’s future strategy.

After the SGM, CMB intends to engage with the Supervisory Board in its new composition as will be determined by the SGM, and ask them to explore whether, next to running an efficient and value-creating tanker business, new investments could be done to diversify the fleet into other shipping segments and to accelerate the decarbonization in shipping.

CMB would also expect that, should the SGM decide to change the composition of the Supervisory Board, this new Supervisory Board would in turn engage with the current members of the Management Board on their views on Euronav’s medium and long-term strategy now that the combination with Frontline has collapsed.

CMB.TECH

During the course of 2021, the possibility of integrating CMB.TECH into Euronav has been discussed with the Current Board of Euronav. They have repeatedly opposed such a possibility. The CMB.TECH file has not been on the table for more than 12 months now.

CMB is still of the opinion that CMB.TECH could indeed be a catalyst to accelerate a strategy of diversification and decarbonisation, but is only one of many avenues and definitely not the only one. Ultimately, it is up to the Supervisory Board to decide what avenue to take. An integration of CMB.TECH into Euronav is not on the agenda of the SGM.

Conference call

CMB intends to host a conference call on the 15th of February 2023 at 14h00 CET to give Euronav shareholders and analysts the chance to ask questions about this press release. Registration information and dial-in numbers for the conference call are set forth below. More detailed information for participants in the conference call and a transcript of the conference call will be posted on CMB’s internet website at www.cmb.be when available. Participants are encouraged to send their questions to CMB in advance of the call to katrien.hennin@cmb.be.

Please pre-register via this link.

Or call in (audio only)

+3228950975,,166840340# - Belgium, Bruxelles/Brussels

+19293522588,,166840340#—US, New York

+442076606786,,166840340#—UK, London

Additional Information

This press release is not a proxy solicitation and shall not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or solicit any proxies.

CMB intends to provide the relevant information on its internet website at www.cmb.be when available. CMB urges Euronav shareholders to read and carefully evaluate that information before making a decision on how to vote at the SGM.

Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and other statements, which are not statements of historical facts. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. Although CMB believes that the expectations reflected in such forward-looking statements are reasonable, you are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of CMB, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The forward-looking statements in this communication speak only as of the date hereof and, other than as required by applicable law, CMB does not undertake any obligation to update or revise any forward-looking information or statements.